Exhibit 14

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

Approved by the Audit Committee on December 8, 2009 and

the Board of Directors on December 9, 2009

The Western Union Company has an unwavering commitment to maintain the highest ethical standards in everything we do. This Code provides principles of ethical conduct to which each senior financial officer of Western Union is expected to adhere and advocate.

Principles

Each senior financial officer is expected to:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.
•	Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.
•

Provide full, fair, accurate, timely, and understandable disclosure in reports and documents that Western Union files with, or submits to, the Securities and Exchange Commission and in other public communications made by Western Union.

•	Comply with rules and regulations of federal, state, provincial and local governments,
•	and other appropriate private and public regulatory agencies.
•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing the officer's independent judgment to be subordinated.
•	Respect the confidentiality of information acquired in the course of the officer's
•	work except when authorized or otherwise legally obligated to disclose the information. Confidential information acquired in the course of the officer's work may not be used for personal advantage.
•	Share knowledge and maintain skills important and relevant to the needs of the officer's constituents.
•	Proactively promote ethical behavior as a responsible partner among peers in the officer's work environment and community.
•	Achieve responsible use of and control over all assets and resources employed or entrusted to the officer.

Reporting

Any Senior Financial Officer who suspects misconduct or discovers that it has occurred should take immediate action to resolve the issue with the appropriate persons. If the officer is uncomfortable speaking with them regarding the issue or still has a concern, the officer must communicate detailed information regarding the issue on a confidential or anonymous basis to the General Auditor of Western Union through e-mail, regular mail or calling the Western Union Ethics Helpline:

General Auditor: E-mail -  GeneralAuditor@westernunion.com

Mail – General Auditor

The Western Union Company 7001 East Belleview Avenue

Denver, CO 80237

Western Union Ethics Helpline at www.wuethicshelpline.com. (Toll-free calling instructions at www.wuethicshelpline.com.)

Any information received will be reviewed under Audit Committee direction and oversight by the General Auditor, in consultation with the General Counsel, and such other persons as the Audit Committee determines to be appropriate. Alternatively, the officer may communicate detailed information regarding the issue to the Chairperson of the Corporate Governance and Public Policy Committee of the Board of Directors in the manner disclosed by the Company for such direct communications. Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review. The Company will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any employee in the terms and conditions of employment based upon any lawful actions of such employee with respect to good faith reporting of complaints.

Consequences

Acting in a manner that conflicts with these principles may result in disciplinary action, including termination. However, senior financial officers aren’t expected to uphold these values and ethics just because of the threat of discipline. Each senior financial officer is expected to conduct each aspect of their position with the highest ethical standards because it is the way that Western Union conducts business.